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SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 25, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Industries International, Inc.

Full Name of Registrant

Former Name if Applicable
7800 Woodley Avenue

Address of Principal Executive Office (Street and Number)
Van Nuys, CA 91406

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary to complete the accounting and reporting for certain complex areas, (principally the calculations related to assessing the impairment of long-lived assets), and to completing management’s review of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, could not be completed without unreasonable expense and effort in sufficient time to permit filing our Annual Report on Form 10-K for the year ended December 25, 2005 on the scheduled due date of March 10, 2006. The Company has identified certain control deficiencies and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a material weakness in the Company’s internal control over financial reporting as of year-end. Completing this assessment has also required additional time and effort.

The Company’s delay in completing its assessment of internal control over financial reporting has also caused delays in the Company’s review of relevant disclosures in the Form 10-K and in the completion of the Company’s financial statements required to be included in the Form 10-K. Since management has not completed its evaluation and testing of internal control over financial reporting or completed its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses, or additional adjustments recorded that result in changes to the financial results disclosed in Part IV of the Form 10-K.

The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 25, 2005 within the 15 day extension provided by Rule 12b-25.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

R. Jeffrey Ornstein	818	902-2700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Registrant previously announced, for the three months ended December 25, 2005, revenue decreased 6.7% to $218,880,000 from $234,501,000 for the fourth quarter of 2004. Net loss for the fourth quarter of 2005 was $19,115,000, or $0.72 per diluted share. This compares to net income of $11,929,000, or $0.45 per diluted share, for the fourth quarter of the prior year.

As also previously announced, for the twelve months ended December 25, 2005, revenue decreased 6.3% to $844,884,000, from $901,755,000 for 2004. Net loss for 2005 was $5,836,000, or $0.22 per diluted share. This compares to net income for 2004 of $44,655,000, or $1.67 per diluted share.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2006	By	/s/ R. Jeffrey Ornstein

R. Jeffrey Ornstein
Vice President and Chief Financial Officer